# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bain Capital Private Credit, CIK 0001899017
CUSIP: 000000000
Title of class of securities: Class I Common Shares of Beneficial Interest, par value $0.01 per share
Address of issuer's principal executive offices: 200 Clarendon Street, 37th Floor, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002147782

## Reporting persons
- Bain Capital Private Credit Offshore Access Fund General Partner, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 20,337,827; shared dispositive power 0; aggregate amount beneficially owned 20,337,827 (46.3% of the class)
  Comment: The percent of class is calculated based on 43,905,147 shares of Class I Common Shares of Beneficial Interest, par value $0.01 per share ("Common Shares") outstanding as of June 30, 2026, based on information provided by the Issuer.

## Item 1. Issuer
Name of issuer: Bain Capital Private Credit
Address of issuer's principal executive offices: 200 Clarendon Street, 37th Floor, Boston, MASSACHUSETTS, 02116

## Item 2. Person Filing
Name of person filing: Bain Capital Private Credit Offshore Access Fund General Partner, LLC
Address of principal business office or, if none, residence: 200 Clarendon Street, Boston, MA 02116
Citizenship: See response to row 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
See response to row 9 on the cover page.

Bain Capital Private Credit Offshore Access Fund General Partner, LLC (the "Reporting Person") is the general partner of Bain Capital Private Credit Offshore Access Fund, L.P. ("Offshore Access Fund"), an offshore investment vehicle which holds the Common Shares reported on this Statement on behalf of its limited partners. Effective June 30, 2026, the limited partners' right to dispose of the respective Common Shares held on their behalf by the Offshore Access Fund is subject to the Reporting Person's discretion to offer repurchase opportunities of such Common Shares. As such, the Reporting Person may be deemed to have sole dispositive power over the Common Shares held by Offshore Access Fund.

Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the "Act"), the Reporting Person declares that filing this statement shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.
Percent of class: See response to row 11 on the cover page.
Sole power to vote or to direct the vote: See response to row 5 on the cover page.
Shared power to vote or to direct the vote: See response to row 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to row 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to row 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The information set forth in Item 4(a) of this Schedule 13G is hereby incorporated by reference into this Item 6.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bain Capital Private Credit Offshore Access Fund General Partner, LLC: /s/ Sabrina Rusnak-Carlson, Sabrina Rusnak-Carlson, Authorized Signatory (08/13/2026)